▪     EX-99.1.
Signing an MOU with Thainox
     POSCO has signed an MOU with Thainox, the largest stainless manufacturing company in South-East Asia.
—	Date Signed: December 6th, 2006

—	Details: POSCO to acquire 15% of total shares in Thainox, and Supply 80% of Thainox’s Hot-Rolled Stainless Steel consumption.

—	Others: Changes to above contents can be made upon business situations.